February 13, 2026

Avi S. Katz
Chief Executive Officer and Chairman
GigCapital7 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

Samuel Gibson
Chief Executive Officer
Hadron Energy, Inc.
3 Twin Dolphin Drive, STE 260
Redwood City, CA 94065

       Re: GigCapital7 Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 20, 2026
           File No. 333-291477
Dear Avi S. Katz and Samuel Gibson:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 15, 2026 letter.

Amendment No. 1 to Registration Statement on Form S-4
Sources and Uses of Funds for the Business Combination, page 50

1. We note the disclosure in footnote (1) on page 50 and elsewhere in the filing that indicates "Assumes $10.4798354 of Domesticated GigCapital7 Common Shares issued to current Hadron Stockholders." It appears that this should be a number of shares, possibly 100,000,000, instead of $10.4798354. Please revise throughout the filing or advise.
 February 13, 2026
Page 2

The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware..., page 108

2. We note your response to prior comment 2, including your changes to the exclusive forum provision set forth in the Form of Post-Closing Certificate of Incorporation of
       Hadron Energy, Inc. provided in Annex E of your filing. Please revise your risk factor to disclose whether your forum selection provision that identifies the Court of Chancery of the State of Delaware for certain litigation, including any derivative action," applies to actions arising under the Exchange Act. In addition, we note that Proposal 5B provides, in part, that the Proposed Organizational Documents would adopt the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange
       Act. However, with respect to actions arising under the Exchange Act, this does not appear to be reflected in the Form of Post-Closing Certificate of Incorporation of Hadron
       Energy, Inc. provided in Annex E. Please advise.
The BCA Common Stock Issuance Proposal, page 177

3. We note your disclosure that the BCA Stock Issuance Proposal includes, in addition to the proposal to approve the issuance or potential issuance of up to 100,000,000 shares of
       Domesticated GigCapital7 Common Stock to the Hadron Stockholders, the proposal to
       approve    any other issuances of common stock and securities
convertible into or
       exercisable for common stock pursuant to subscription, purchase or similar agreements
       GigCapital7 has entered, or may enter, into prior to Closing.    Please
tell us why you
       have included the approval of such other issuances of common stock and securities convertible into or exercisable for common stock together with the issuance of the shares contemplated by the Business Combination Agreement. Please refer to Rule 14a-4(a)(3)
       of Regulation 14A. In addition, please provide the information required by Item 11 of
       Schedule 14A with respect to such other issuances of common stock and securities convertible into or exercisable for common stock.
Compensation of our Executive Officers and Directors, page 266

4. We note your revised disclosure regarding advisory fees paid, and to be paid, to directors in connection with certain activities on GigCapital7's behalf. Please revise to provide the disclosure required by Items 1603(a)(6), 1604(a)(3) and 1604(b)(4) of Regulation S-K
       with respect to such advisory fees.
Unaudited Financial Statements of GigCapital7 Corp.
Note 2. Business Combination and Related Agreement
PIPE Investment, page F-10

5. Given that you no longer contemplate a PIPE Investment, please remove the reference to one.
General

6. Please ensure that the registration statement is signed by Hadron Energy, Inc., its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or
 February 13, 2026
Page 3

       persons performing similar functions. For example, we note that the registration
       statement has not been signed by Hadron Energy   s chief financial
officer. For any person
       who occupies more than one of the specified positions, please indicate each capacity in which he signs the registration statement. Refer to Instructions to Signatures on Form
       S-4.
       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Laura Nicholson at 202-551-3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Andrew M. Tucker, Esq.
      Jeffrey C. Selman, Esq.